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The best way to sell digital products

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SELL.APP

sell.app Middletown DE



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OVERVIEW DETAILS UPDATES 15 WHAT PEOPLE SAY 127 ASK QUESTION 41

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1. $375K+ in volume
2. Thousands of sellers

Our Founder



Yousef A Founder

SellApp

Selling digital goods online is a horrible experience. I have made it my mission to fix this problem.



Wefunder is a Public Benefit Corporation.
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